UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2.

(Amendment No. 7)*

Cardica, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
14141R101

(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14141R101	SCHEDULE 13G/A	Page 2 of 12 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Allen & Company Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 417,938
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 417,938
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 417,938
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 14141R101	SCHEDULE 13G/A	Page 3 of 12 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Allen, Herbert A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 40,556
	6	SHARED VOTING POWER 417,938
	7	SOLE DISPOSITIVE POWER 40,556
	8	SHARED DISPOSITIVE POWER 417,938
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 458,494
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9%
12		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 14141R101	SCHEDULE 13G/A	Page 4 of 12 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Allen, Bruce
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 823,740 (including 179,641 shares underlying warrants)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 823,740 (including 179,641 shares underlying warrants)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 823,740 (including 179,641 shares underlying warrants)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.6%
12		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 14141R101	SCHEDULE 13G/A	Page 5 of 12 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Allen, Susan K.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 96,988
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 96,988
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,988
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 14141R101	SCHEDULE 13G/A	Page 6 of 12 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John Simon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,338,460 (represents shares held as tenant in common with wife and includes 254,418 shares underlying warrants and options)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,338,460 (represents shares held as tenant in common with wife and includes 254,418 shares underlying warrants and options)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,338,460 (represents shares held as tenant in common with wife and includes 254,418 shares underlying warrants and options)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%
12		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 14141R101	SCHEDULE 13G/A	Page 7 of 12 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Allen III, Herbert A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 33,954 (represents shares held by certain individual accounts)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 33,954 (represents shares held by certain individual accounts)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,954 (represents shares held by certain individual accounts)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 14141R101	SCHEDULE 13G/A	Page 8 of 12 Pages

Item 1.	(a) Name of Issuer

Cardica, Inc.

(b) Address of Issuer’s Principal Executive Offices

Cardica, Inc.

900 Saginaw Dr.,

Redwood City, CA 94063

Item 2.	(a) Name of Person Filing

 (i)  Allen & Company Incorporated

(ii)   Herbert A. Allen

(iii)  Bruce Allen

(iv) Susan K. Allen

(v)  John Simon

(vi) Herbert A. Allen III

(b) Address of Principal Business Office, or, if none, Residence

 (i) 711 Fifth Avenue, New York, NY 10022

(ii) 711 Fifth Avenue, New York, NY 10022

(iii) 711 Fifth Avenue, New York, NY 10022

(iv) 711 Fifth Avenue, New York, NY 10022

(v) 711 Fifth Avenue, New York, NY 10022

(vi) 711 Fifth Avenue, New York, NY 10022

(c) Citizenship

(i)   New York

(ii) United States

(iii) United States

(iv) United States

(v) United States

(vi) United States

(d) Title of Class of Securities

Common Stock

(e) CUSIP No.:

14141R101

CUSIP No. 14141R101	SCHEDULE 13G/A	Page 9 of 12 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 14141R101	SCHEDULE 13G/A	Page 10 of 12 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 2,751,636 (includes 434,059 shares underlying warrants and options)*

(b) Percent of class: 5.3%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 2,299,744 (includes 434,059 shares underlying warrants and options)

(ii) Shared power to vote or to direct the vote: 451,892

(iii) Sole power to dispose or to direct the disposition of: 2,299,744 (includes 434,059 shares underlying warrants and options)

(iv) Shared power to dispose or to direct the disposition of: 451,892

*The number of shares reported hereby excludes shares that, to the Reporting Persons' knowledge, are held personally by certain officers and employees of Allen & Company LLC, and their related parties. The Reporting Persons disclaim beneficial ownership of all shares held by such officers, employees and related parties. Although the number of shares and percentage of class shown in Items 4(a) through (c) above are calculated on an aggregate basis for all Reporting Persons, the Reporting Persons disclaim that they are a "group" for purposes of Rule 13d under the Securities Exchange Act of 1934.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |_|

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 14141R101	SCHEDULE 13G/A	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2014

Allen & Company Incorporated

By:	/s/ Kim M. Wieland
	Name:	Kim M. Wieland
	Title:	Chief Financial Officer

By:	/s/ Herbert A. Allen
	Name:	Herbert A. Allen
By:	/s/ Bruce Allen
	Name:	Bruce Allen
By:	/s/ Susan K. Allen
	Name:	Susan K. Allen
By:	/s/ John Simon
	Name:	John Simon

By:	/s/ Herbert A. Allen III
	Name:	Herbert A. Allen III

CUSIP No. 14141R101	SCHEDULE 13G/A	Page 12 of 12 Pages

 JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G/A (including amendments thereto) with respect to 2,751,636 shares of Common Stock of Cardica, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 6th day of February 2014.

Allen & Company Incorporated

By:	/s/ Kim M. Wieland
	Name:	Kim M. Wieland
	Title:	Chief Financial Officer

By:	/s/ Herbert A. Allen
	Name:	Herbert A. Allen
By:	/s/ Bruce Allen
	Name:	Bruce Allen
By:	/s/ Susan K. Allen
	Name:	Susan K. Allen
By:	/s/ John Simon
	Name:	John Simon

By:	/s/ Herbert A. Allen III
	Name:	Herbert A. Allen III